FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: April 20, 2005	By: “Fred George” Fred George President

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2	Date of Material Change

April 19, 2005

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on April 19, 2005

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9	Date of Report

April 19, 2005

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 9-2005	April 19, 2005

GAMMON LAKE ANNOUNCES OCAMPO PROJECT UPDATE
AND RESULTS FROM CONTINUED EXPLORATION ACTIVITIES

All Underground and Open Pit Mining Equipment has been Purchased, and Project Development Remains On-Schedule and On-Budget

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to report that 100% of the total underground and open pit mining equipment has been procured. Major equipment purchases include 17 new Terex TR 100 rigid haul trucks, 5 shovels and loaders, 5 dozers, 6 blast hole drills, road maintenance equipment, support equipment and parts and tooling. This is in addition to the purchase of a hoist with a 6,000 tonnes per day hoisting capacity and a 12,800 tonne per day crusher (as previously reported in press release #5-2005 on February 10, 2005). The crusher is currently being disassembled for transport from Battle Mountain, Nevada to the Ocampo Project site.

Mine construction commenced at the Ocampo Project earlier this year. Land clearing and site preparations for mill and water dam construction are now underway. Construction and development of the mine site remains on schedule and on budget, with gold-silver production expected to commence in the first quarter of 2006.

Gammon Lake is also pleased to report on results from the eighth round of surface drilling and underground drilling from ramp development at the Company’s 100%-owned Ocampo Project. Drilling in the Northeast Underground Area of the project returned 37 intercepts above a 3.0 gram per tonne cut off grade, in 47 holes. Significant results include hole OU-235 grading 26.2 grams per tonne gold-equivalent (21.70 grams per tonne gold and 292 grams per tonne silver), over 1.0-metres. This was contained in a larger interval grading 4.58 grams per tonne gold and 99 grams per tonne silver, for a gold-equivalent grade of 6.1 grams per tonne, over 11.0-metres. Hole OU-243 returned grades of 29.80 grams per tonne gold and 686 grams per tonne silver, or 40.4 grams per tonne gold-equivalent, over 1.0-metre. The results from all 47 new holes in this area of the project are summarized in Table 1, below:

Table 1:

Newly Reported Drill Results from Northeast Underground Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

San Juan South	OU-196	161.0	163.0	2.0	0.91	266	5.0

Aventurero	OU-198	104.3	105.5	1.2	4.11	193	7.1

Chica Rica	OU-200	105.0	105.8	0.8	16.50	51	17.3

	OU-200	168.0	169.0	1.0	2.17	203	5.3

San Juan South	OU-200	176.0	179.0	3.0	5.33	468	12.5

	includes	176.0	177.0	1.0	12.00	1,130	29.4

Aventurero	OU-201	129.0	130.0	1.0	1.73	107	3.4

Chica Rica	OU-202	78.0	80.0	2.0	3.52	104	5.1

Aventurero	OU-202	125.0	126.0	1.0	3.62	107	5.3

Aventurero	OU-203	156.0	157.0	1.0	2.83	64	3.8

Aventurero	OU-203	177.0	178.0	1.0	16.85	1,075	33.4

Chica Rica	OU-204	71.0	72.0	1.0	3.72	17	4.0

(Table Continued on Page 2)

Newly Reported Drill Results from Northeast Underground Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Chica Rica	OU-206	84.9	85.5	0.6	9.88	176	12.6

Aventurero	OU-206	135.0	136.0	1.0	2.29	49	3.0

Aventurero	OU-207	169.0	172.0	3.0	5.04	89	6.4

	OU-209	197.0	210.0	13.0	2.60	124	4.5

Aventurero	includes	197.0	198.0	1.0	7.06	324	12.0

	includes	204.0	205.0	1.0	9.19	311	14.0

Aventurero	OU-211	120.0	121.0	1.0	3.30	48	4.0

Aventurero	OU-212	118.0	119.0	1.0	16.95	329	22.0

Aventurero	OU-213	119.0	120.0	1.0	5.93	200	9.0

Aventurero	OU-214	105.0	105.6	0.6	5.76	569	14.5

	OU-216	234.3	238.0	3.7	1.71	37	2.3

Aventurero	includes	234.3	234.9	0.6	4.88	119	6.7

	includes	237.4	238.0	0.7	3.77	34	4.3

Aventurero	OU-219	118.0	119.0	1.0	4.16	227	7.7

Aventurero	OU-223	129.0	130.5	1.5	2.82	107	4.5

Aventurero	OU-224	174.0	176.0	2.0	6.34	208	9.5

Maria	OU-225	161.0	166.0	5.0	3.55	118	5.4

	includes	164.0	165.0	1.0	9.27	389	15.3

San Juan South	OU-226	161.0	162.0	1.0	6.29	44	7.0

	OU-226	170.0	172.0	2.0	4.73	51	5.5

San Juan	OU-230	243.8	244.6	0.8	0.78	172	3.4

Aventurero	OU-231	185.0	186.0	1.0	1.26	138	3.4

San Juan	OU-232	98.0	99.0	1.0	2.30	191	5.2

	OU-235	142.0	153.0	11.0	4.58	99	6.1

San Juan South	Includes	146.0	147.0	1.0	11.65	244	15.4

	includes	152.0	153.0	1.0	21.70	292	26.2

	and	161.0	163.0	2.0	10.97	81	12.2

San Juan	OU-239	204.0	205.0	1.0	3.49	19	3.8

New Structure	OU-240	124.0	125.0	1.0	1.73	98	3.2

Maria	OU-240	182.0	183.0	1.0	9.19	374	14.9

	and	203.0	204.0	1.0	2.48	91	3.9

San Juan	OU-241	168.0	169.0	1.0	16.15	166	18.7

San Juan	OU-243	210.0	211.0	1.0	29.80	686	40.4

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of
US $6.15. The widths above are drill intercepts and not true widths. Holes OU-195, 197, 210, 215, 217, 220, 222, 227, 229, 234, 237-238
& 242 encountered low grade. Holes OU-205, 208, 218, 221, 228, 233 & 236 were abandoned. Hole OU-199 is a mine service hole.

Drilling in the Ocampo Open Pit Area Further Defines Newly Drilled, High-Grade San Ramon Structure

The 72 new holes reported from the Open Pit Project Area produced 57 intercepts above an open pit cut off grade of 0.3 grams per tonne. Further testing of the newly drilled San Ramon Structure continues to yield high-grade intercepts, over significant widths. These include hole OG-296 grading 7.93 grams per tonne gold and 668 grams per tonne silver, for a gold-equivalent grade of 18.2 grams per tonne, over 2.0-metres. This was included in a much larger intercept

(Continued on Page 3)

grading 1.11 grams per tonne gold and 63 grams per tonne silver, or 2.1 grams per tonne gold-equivalent, over 48-metres, and starting at a depth of 27-metres. Other significant results from this round of drilling include OG-192 grading 1000 grams per tonne silver, or 15.4 grams per tonne gold-equivalent, over 1.5-metres, and hole OG-265 grading 14.04 grams per tonne gold and 47 grams per tonne silver, for a gold-equivalent grade of 14.8 grams per tonne, over 2.0-metres. The results of all 72 holes are summarized in Table 2, below:

Table 2:

Newly Reported Drill Results from the Open Pit Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)		Silver (g/t)	Gold Equivalent (1:65)

La Estrella	OG-139	223.0	231.0	8.0	0.31		‹5	0.3

	OG-140	251.0	265.0	14.0	1.15		68	2.2

Refugio	includes	251.0	253.0	2.0	4.13		159	6.6

	and	263.0	265.0	2.0	2.42		220	5.8

Shaft-Geotech	OG-142	154.0	156.0	2.0	4.20		184	7.0

Conico Hanging wall Structure	OG-144	34.6	40.7	6.1	0.31		‹5	0.3

Refugio Hanging wall Structure	OG-150	259.5	261.0	1.5	0.02		998	15.4

Refugio	OG-150	440.0	443.0	3.0	3.99		‹5	4.0

Adularia Ridge	OG-157	69.7	77.8	8.1	0.32		20	0.6

Refugio	OG-161	378.0	391.5	13.5	1.45		‹5	1.4

Resureccion	OG-163	258.0	259.0	1.0	2.57		207	5.8

PdG Hanging wall Structure	OG-170	38.9	41.9	3.0	0.79		34	1.3

PdG Hanging wall Structure	OG-175	64.9	66.5	1.5	4.77		339	10.0

PdG Hanging wall Structure	OG-176	40.6	42.1	1.5	1.18		172	3.8

San Amado	OG-178	275.0	276.0	1.0	8.20		391	14.2

PdG Hanging wall Structure	OG-181	69.1	81.3	12.2	0.28		10	0.4

Santa Juliana Extension	OG-182	68.0	69.0	1.0	9.60		7	9.7

PdG Hanging wall Structure	OG-184	134.7	139.3	4.6	0.37		14	0.6

Refugio Hanging wall Structure	OG-185	13.5	27.0	13.5	1.18		23	1.5

PdG Hanging wall Structure	OG-186	122.0	137.7	15.8	0.23		12	0.4

PdG Hanging wall Structure	OG-189	142.5	151.6	9.1	0.40		5	0.5

Rosario	OG-191	197.0	198.0	1.0	0.69		241	4.4

Rosario	OG-191	199.0	200.0	1.0	0.75		162	3.2

La Gloria	OG-192	88.0	89.0	1.0	5.02		27	5.4

Refugio	OG-192	544.5	546.0	1.5	‹0.0	5	000	15.4

Refugio	OG-195	18.0	39.0	21.0	0.76		40	1.4

Refugio	includes	27.0	33.0	6.0	1.49		102	3.1

Santa Juliana Extension	OG-211	82.0	83.0	1.0	7.72		8	7.8

Santa Teodora	OG-215	13.5	19.5	6.0	0.36		61	1.3

Santa Teodora	OG-220	5.8	13.4	7.6	0.82		7	0.9

Santa Teodora	OG-228	2.2	6.8	4.6	0.77		24	1.1

Santa Teodora	OG-229	33.9	40.0	6.1	0.44		2	0.5

Refugio Hanging wall Structure	OG-233	7.5	10.5	3.0	3.21		171	5.8

	OG-233	15.0	16.5	1.5	2.81		87	4.1

La Estrella	OG-247	25.0	35.7	10.7	0.77		‹5	0.8

La Estrella	OG-249	31.0	46.2	15.2	0.81		‹5	0.8

Santa Teodora	OG-257	24.0	25.0	1.0	2.97		11	3.1

La Estrella	OG-261	378.0	391.5	13.5	1.45		‹5	1.4

(Table Continued on Page 4)

Newly Reported Drill Results from the Open Pit Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

	OG-265	0.0	9.0	9.0	0.22	9	0.4

Refugio	OG-265	20.0	29.0	9.0	0.41	14	0.6

	OG-265	70.0	73.5	3.5	1.11	50	1.9

	OG-265	202.0	218.0	16.0	2.21	50	3.0

Santa Teodora	includes	209.0	210.0	1.0	2.87	218	6.2

	includes	215.0	217.0	2.0	14.04	47	14.8

Santa Teodora	OG-267	42.0	50.0	8.0	4.58	13	4.8

	includes	42.0	45.0	3.0	11.62	20	11.9

	OG-271	18.0	20.0	2.0	1.19	41	1.8

La Gloria	OG-271	85.0	87.0	2.0	0.36	42	1.0

	OG-271	100.5	110.0	9.5	0.06	13	0.3

San Ramon	OG-282	160.0	165.0	5.0	0.38	‹5	0.4

San Ramon	OG-284	99.4	134.0	34.6	0.55	37	1.1

	includes	99.4	100.0	0.6	8.60	621	18.2

Sta Teodora System	OG-285	3.0	7.5	4.5	0.65	32	1.2

Sta Teodora System	OG-286	0.0	12.0	12.0	0.63	30	1.1

	OG-287	145.5	156.0	10.5	0.75	57	1.6

San Ramon	OG-287	163.0	170.0	7.0	0.29	29	0.7

	OG-287	191.0	213.0	22.0	0.77	110	2.5

	includes	191.0	193.0	2.0	3.68	524	11.7

San Ramon	OG-290	216.0	237.0	21.0	0.62	46	1.3

San Ramon	OG-294	25.0	45.0	20.0	0.74	36	1.3

	includes	33.0	34.0	1.0	8.22	318	13.1

La Estrella	OG-295	204.0	221.0	17.0	0.72	‹5	0.7

	OG-296	27.0	75.0	48.0	1.11	63	2.1

San Ramon	includes	46.0	48.0	2.0	7.93	668	18.2

	includes	72.0	73.0	1.0	7.67	249	11.5

	OG-297	73.0	74.0	1.0	1.69	126	3.6

San Ramon	and	94.0	103.0	9.0	0.53	40	1.1

	and	108.0	132.0	24.0	1.04	68	2.1

	includes	109.0	111.0	2.0	9.03	560	17.6

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of
US $6.15. The widths above are drill intercepts and not true widths. Holes OG-143, 153-154, 203, 207, 218-219, 225, 230, 232, 241, 245,
253-254, 259, 274, 278, 279-281, 283 & 292-293 encountered low grade. Holes OG-141, 149, 166-167 & 187 were abandoned. Holes
O-145-148, 151-152, 155-156, 158-159, 162, 168-169, 171-174, 177, 179-180, 183, 188, 196, 198-199, 201-202, 204-206, 208-209,
213-214, 217, 234-238, 240, 243-244, 246, 248, 251-252, 255-256, 260, 264, 288-289 & 291 are geotechnical and condemnation holes drilled for site planning purposes.

Continued Exploration at Ocampo Focuses on Potential for Expansion of Resources and Reserves

The results reported in this press release are from drilling conducted after the June 10th 2004, cut off date for data included in the Company’s recently completed resource/reserve calculations. Since June, Gammon has continued an aggressive exploration program at the Ocampo project focused on upgrading inferred resources as well as expanding the overall project resource base through the exploration of secondary targets identified on the property. More than 250 holes have been drilled at Ocampo since the June 10th cut off. A summary of the results of this drilling (excluding the most recent drill results listed in Table 1 and Table 2 of this press release) can be found in Tables 3 and 4, below, as previously reported in press releases #1-2005 and #8-2005, dated January 10, 2005 and March 2, 2005, respectively.

(Continued on Page 5)

The Company intends to complete a revised resource/reserve calculation prior to the commencement of production in 2006, incorporating a sizable amount of data from ongoing exploration. This is expected to result in a significant expansion of resource/reserves.

Table 3:

Ocampo Underground Drill Hole Intercept Summary 3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Aventurero	OU-101	31.0	34.0	3.0	19.59	291	24.1

	includes	31.0	32.0	1.0	40.60	714	51.6

Aventurero	OU-101	55.0	59.0	4.0	3.06	122	4.9

	includes	57.0	59.0	2.0	4.47	188	7.4

Aventurero	OU-102	49.5	51.0	1.5	2.71	56	3.6

Chica Rica	OU-103	48.0	50.0	2.0	22.81	818	35.4

	includes	48.0	49.0	1.0	42.10	590	66.6

Aventurero	OU-103	123.0	124.0	1.0	6.29	13	6.5

Chica Rica	OU-104	49.0	50.0	1.0	2.08	68	3.1

Aventurero	OU-104	160.0	161.0	1.0	1.37	165	3.9

Las Animas	OU-105	153.0	154.5	1.5	5.99	255	9.9

Las Animas	OU-105	164.0	165.0	1.0	5.24	137	7.3

Las Animas	OU-105	171.0	172.0	1.0	3.85	28	4.3

Aventurero	OU-105	224.0	227.0	3.0	5.57	133	7.6

Chica Rica	OU-106	72.0	73.0	1.0	14.60	892	28.3

Balvanera	OU-107	95.0	96.0	1.0	1.24	218	4.6

Balvanera	OU-107	122.0	123.0	1.0	5.05	39	5.7

Las Animas	OU-107	144.0	147.0	3.0	1.58	167	4.2

Aventurero	OU-107	162.0	167.0	5.0	4.97	53	5.8

	includes	164.0	165.0	1.0	9.33	142	11.5

Aventurero	OU-107	186.0	187.0	1.0	4.36	36	4.9

Aventurero	OU-108	200.0	201.0	1.0	6.88	20	7.2

Chica Rica	OU-109	41.0	42.0	1.0	6.63	152	9.0

New Vein	OU-109	69.0	70.5	1.5	4.47	9	4.6

New Vein	OU-109	101.0	102.0	1.0	1.56	118	3.4

La Esperanza	OU-111	50.0	51.0	1.0	2.39	157	4.8

La Esperanza	OU-111	53.0	54.0	1.0	3.13	69	4.2

San Juan	OU-111	126.0	127.0	1.0	3.05	45	3.7

San Juan	OU-112	130.0	134.0	4.0	4.96	326	10.0

	includes	133.0	134.0	1.0	10.65	778	22.6

La Esperanza	OU-113	56.0	60.0	4.0	3.34	115	5.1

	includes	59.0	60.0	1.0	5.54	216	8.9

San Juan	OU-113	114.0	115.0	1.0	3.96	12	4.1

La Esperanza	OU-114	90.0	93.0	3.0	15.34	314	20.2

	includes	92.0	93.0	1.0	28.50	622	38.1

La Esperanza	OU-116	84.0	86.0	2.0	7.24	255	11.2

Aventurero	OU-117	144.0	145.0	1.0	3.33	60	4.3

Aventurero	OU-117	148.0	150.0	2.0	5.27	14	5.5

Aventurero	OU-117	159.0	160.5	1.5	4.34	‹5	4.3

San Juan	OU-118	162.0	163.0	1.0	2.62	98	4.1

(Table Continued on Page 6)

Ocampo Underground Drill Hole Intercept Summary 3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

San Juan	OU-119	141.0	142.0	1.0	1.06	139	3.2

Aventurero	OU-122	28.0	29.0	1.0	80.90	416	87.3

La Esperanza	OU-124	38.0	41.0	3.0	18.58	757	30.2

	includes	39.0	40.0	1.0	45.90	870	74.7

La Esperanza	OU-124	46.0	47.0	1.0	12.45	429	19.1

La Esperanza	OU-124	53.0	55.0	2.0	2.40	100	3.9

San Juan	OU-124	69.0	78.0	9.0	17.09	424	39.0

	includes	73.0	74.0	1.0	43.00	860	102.4

La Esperanza	OU-125	13.0	14.0	1.0	1.51	291	6.0

Chica Rica	OU-126	140.0	141.0	1.0	2.73	22	3.1

New Structure	OU-128	33.0	34.0	1.0	7.61	93	9.0

New Structure	OU-128	67.5	69.0	1.5	6.46	28	6.9

New Structure	OU-130	57.0	58.0	1.0	6.40	154	8.8

New Structure	OU-130	76.0	81.0	5.0	4.53	430	11.1

	includes	77.0	78.0	1.0	14.65	455	37.0

Las Animas	OU-130	86.0	90.0	4.0	2.92	133	5.0

Las Animas	OU-133	88.5	90.0	1.5	1.54	114	3.3

Las Animas	OU-133	96.0	98.0	2.0	1.52	292	6.0

San Juan	OU-134	95.0	96.3	1.3	4.73	109	6.4

La Esperanza	OU-134	142.5	144.0	1.5	4.59	27	5.0

Las Animas	OU-135	37.0	40.0	3.0	3.50	397	9.6

Las Animas	OU-135	72.0	73.0	1.0	2.24	70	3.3

Las Animas	OU-135	130.0	131.0	1.0	5.73	159	8.2

San Juan	OU-136	67.0	68.0	1.0	2.08	73	3.2

New Structure	OU-140	26.0	28.0	2.0	3.80	289	8.2

Las Animas	OU-140	86.0	90.0	4.0	6.35	276	10.6

	includes	86.0	88.0	2.0	9.96	423	16.5

San Juan	OU-141	72.0	73.0	1.0	1.01	138	3.1

Las Animas	OU-142	58.5	60.0	1.5	2.56	46	3.3

Las Animas	OU-142	76.0	79.0	3.0	4.09	293	8.6

	includes	77.0	78.0	1.0	7.40	421	13.9

New Structure	OU-143	33.0	34.0	1.0	1.42	184	4.3

Las Animas	OU-143	56.0	57.0	1.0	2.26	287	6.7

Las Animas	OU-143	66.0	67.0	1.0	3.03	90	4.4

Las Animas	OU-143	107.0	113.0	6.0	2.47	137	4.6

San Juan	OU-144	72.0	75.0	3.0	6.85	255	10.8

	includes	74.0	75.0	1.0	17.30	538	25.6

San Juan	OU-145	82.0	84.0	2.0	4.18	64	5.2

New Structure	OU-146	16.0	17.0	1.0	1.00	204	4.1

New Structure	OU-146	46.0	48.0	2.0	2.07	158	4.5

Las Animas System	OU-148	43.0	48.0	5.0	3.20	164	5.7

	includes	43.0	44.0	1.0	7.44	359	13.0

Las Animas	OU-148	112.0	120.0	8.0	6.02	286	10.4

	includes	114.0	115.0	1.0	23.30	956	38.0

Las Animas	OU-150	95.0	96.0	1.0	2.09	59	3.0

(Table Continued on Page 7)

Ocampo Underground Drill Hole Intercept Summary 3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

San Juan	OU-151	85.5	87.0	1.5	4.36	11	4.5

San Juan	OU-152	96.0	97.2	1.2	1.42	179	4.2

No Name	OU-153	54.0	55.5	1.5	1.90	125	3.8

Las Animas	OU-153	127.5	131.0	3.5	2.92	464	10.1

Las Animas	OU-155	78.0	80.0	2.0	24.86	163	27.4

	includes	79.0	80.0	1.0	45.50	249	49.3

New Structure	OU-157	30.0	32.0	2.0	3.17	420	9.6

	includes	31.0	32.0	1.0	4.81	706	15.7

Las Animas	OU-157	89.0	93.0	4.0	9.99	403	16.2

	includes	89.0	90.0	1.0	26.70	075	43.2

New Structure	OU-160	36.0	37.0	1.0	4.75	93	6.2

Las Animas	OU-160	60.0	61.0	1.0	3.67	111	5.4

Las Animas	OU-160	85.0	86.0	1.0	3.82	109	5.5

Las Animas	OU-160	91.0	98.0	7.0	2.33	162	4.8

	includes	91.0	93.0	2.0	4.39	473	11.7

San Juan	OU-161	106.0	107.0	1.0	2.44	117	4.2

Aventurero	OU-162	141.0	146.0	5.0	3.45	107	5.1

San Juan	OU-163	124.5	126.0	1.5	1.26	118	3.1

San Juan	OU-163	128.0	129.0	1.0	3.73	95	5.2

New Structure	OU-163	145.0	146.0	1.0	5.68	34	6.2

New Structure	OU-164	24.0	26.0	2.0	1.55	572	10.3

Las Animas	OU-164	68.0	70.0	2.0	2.71	81	4.0

Las Animas	OU-164	87.0	89.0	2.0	8.47	312	13.3

San Juan	OU-165	140.0	142.0	2.0	9.33	376	15.1

New Structure	OU-166	28.3	28.9	0.6	4.55	547	13.0

Las Animas	OU-166	58.5	60.0	1.5	3.27	2	3.3

Las Animas	OU-166	82.0	84.0	2.0	5.54	130	7.5

San Juan	OU-167	173.0	175.0	2.0	2.38	70	3.4

San Juan	OU-167	177.0	178.0	1.0	2.22	51	3.0

New Structure	OU-168	36.0	37.0	1.0	45.00	590	115.6

Las Animas	OU-168	65.0	66.0	1.0	2.64	205	5.8

Las Animas	OU-168	81.0	84.0	3.0	0.82	379	6.7

New Structure	OU-169	47.0	54.0	7.0	13.87	024	29.6

	includes	51.0	53.0	2.0	36.45	350	72.6

Las Animas	OU-169	76.0	77.0	1.0	14.15	38	14.7

San Juan	OU-171	151.0	153.0	2.0	3.63	77	4.8

Las Animas	OU-172	75.0	81.0	6.0	3.69	189	6.6

Aventurero	OU-173	126.0	127.0	1.0	2.40	105	4.0

Las Animas	OU-174	54.0	55.5	1.5	6.27	102	7.8

Las Animas	OU-174	85.0	90.0	5.0	3.46	90	4.8

Las Animas	OU-175	36.0	37.5	1.5	5.67	8	5.8

Las Animas	OU-175	92.0	94.0	2.0	4.92	460	12.0

Las Animas	OU-177	44.0	45.0	1.0	2.34	96	3.8

Las Animas	OU-177	98.0	101.0	3.0	2.14	77	3.3

Las Animas	OU-177	105.0	106.0	1.0	2.44	123	4.3

(Table Continued on Page 8)

Ocampo Underground Drill Hole Intercept Summary 3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

La Esperanza	OU-182	71.0	73.0	2.0	7.14	114	8.9

La Esperanza	OU-183	84.6	85.5	0.9	2.16	72	3.3

San Juan	OU-186	108.0	112.6	4.6	1.26	189	4.2

Aventurero	OU-187	104.0	105.0	1.0	5.31	283	9.7

Aventurero	OU-188	105.0	106.0	1.0	1.02	120	2.9

Chica Rica	OU-189	58.5	60.0	1.5	6.12	334	11.3

Aventurero	OU-190	109.0	114.0	5.0	2.30	87	3.6

	includes	110.0	112.0	2.0	4.51	200	7.6

San Juan South	OU-191	115.0	116.0	1.0	2.80	‹5	2.8

San Juan South	OU-191	120.0	121.0	1.0	2.03	30	2.5

Chica Rica	OU-192	63.0	64.0	1.0	5.43	57	6.3

Chica Rica	OU-192	70.0	71.0	1.0	3.76	28	4.2

San Juan South	OU-192	132.9	136.0	3.1	2.30	392	8.3

Chica Rica	OU-193	69.0	70.0	1.0	60.70	609	70.1

San Juan South	OU-193	139.0	147.0	8.0	3.72	618	28.6

	includes	143.8	145.6	1.8	14.00	052	122.5

	OU-194	139.0	151.0	12.0	1.53	55	2.4

San Juan South	includes	146.0	151.0	5.0	3.10	99	4.6

	includes	146.0	148.0	2.0	5.50	191	8.4

Gold-Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not true widths.

Table 4:

Ocampo Open Pit Drill Hole Intercept Summary 0.3g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Picacho	OG-164	71.1	94.0	22.9	0.12	11	0.3

San Ramon	OG-190	189.0	193.0	4.0	1.31	4	1.4

	includes	190.0	191.0	1.0	4.66	8	4.8

San Ramon	OG-194	318.0	327.0	9.0	0.48	72	1.6

	includes	326.0	327.0	1.0	2.26	338	7.5

San Ramon	OG-200	80.0	83.0	3.0	5.01	10	5.2

	OG-200	190.5	192.0	1.5	1.69	151	4.0

Between Picacho & SR	OG-200	448.5	450.0	1.5	0.02	92	1.4

	OG-210	21.0	30.0	9.0	0.34	11	0.5

San Ramon	OG-210	39.0	62.0	23.0	1.14	53	1.9

	includes	47.0	49.0	2.0	6.21	341	11.4

San Ramon	OG-212	46.5	84.0	37.5	5.26	293	9.8

	includes	62.0	72.0	10.0	18.73	026	34.5

	OG-216	25.0	32.0	7.0	0.32	13	0.5

San Ramon	OG-216	79.0	86.0	7.0	6.41	31	6.9

	includes	79.0	84.0	5.0	8.96	41	9.6

(Table Continued on Page 9)

Ocampo Open Pit Drill Hole Intercept Summary 0.3g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

La Cueva (Picacho N)	OG-223	2.0	14.3	12.3	0.33	22	0.7

Between Picacho & SR	OG-227	20.4	24.9	4.5	0.74	8	0.9

	OG-227	52.3	56.8	4.5	2.56	90	3.9

San Ramon	OG-231	10.0	31.0	21.0	0.48	15	0.7

San Ramon	OG-250	181.0	182.0	1.0	3.21	13	3.4

	OG-250	183.0	185.0	2.0	1.48	14	1.7

	OG-258	0.0	13.5	13.5	0.20	58	1.1

San Ramon	OG-258	34.0	43.0	9.0	0.30	10	0.5

	OG-258	79.5	82.0	2.5	0.94	6	1.0

San Ramon	OG-262	43.0	56.0	13.0	0.36	12	0.5

San Ramon	OG-263	142.0	213.0	71.0	0.89	75	2.0

	includes	149.0	154.0	5.0	5.27	399	11.4

	OG-266	193.5	204.0	10.5	0.28	6	0.4

San Ramon	includes	193.5	198.0	4.5	0.31	11	0.5

	OG-266	225.0	233.0	8.0	0.36	28	0.8

San Ramon	OG-268	10.0	19.0	9.0	0.51	12	0.7

	OG-269	0.0	4.5	4.5	0.92	72	2.0

	OG-269	126.0	137.0	11.0	0.21	22	0.5

San Ramon	OG-269	145.0	171.0	26.0	0.40	13	0.6

	includes	148.0	152.0	4.0	0.51	29	1.0

	includes	166.5	171.0	4.5	1.17	10	1.3

	OG-270	94.0	182.0	88.0	0.52	29	1.0

San Ramon	includes	94.0	131.0	37.0	0.91	51	1.7

	includes	99.0	101.0	2.0	2.04	230	5.6

	includes	144.0	152.0	8.0	0.60	38	1.2

San Ramon	OG-275	0.0	4.5	4.5	0.49	29	0.9

	OG-275	118.0	124.5	6.5	1.77	2	1.8

	OG-276	58.0	60.0	2.0	1.63	7	1.7

San Ramon	OG-276	71.0	85.0	14.0	0.47	10	0.6

	includes	75.0	79.0	4.0	1.34	16	1.6

	OG-276	92.0	107.0	15.0	0.28	15	0.5

San Ramon	OG-277	27.0	47.0	20.0	0.20	6	0.3

Gold-Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not true widths.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

(Continued on Page 10)

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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